

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Heather Childress
Vice President, Deputy General Counsel
Nextracker Inc.
6200 Paseo Padre Parkway
Fremont, California 94555

Re: Nextracker Inc.
Amendment No. 7 to Draft Registration Statement on Form S-1
Submitted September 23, 2022
CIK No. 0001852131

Dear Heather Childress:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement Amendment No. 7 on Form S-1

Summary historical and pro forma combined financial and other data, page 20

1. It appears the accumulated net parent investment balances as of July 1, 2022 and March 31, 2022, presented in your table on page 21, do not agree with the balances presented in your historical financial statements. Please revise your disclosure accordingly. This comment is also applicable to your table on page 79.

Capitialization, page 75

2. Although we note the redeemable preferred units are not included in total equity, it is not clear why this line item is included under Equity (deficit) and among other line items that are or will be included in permanent equity. Please clarify or revise.

Management's discussion and analysis of financial condition and results of operations
Key factors affecting our performance, page 92

3.   We note your disclosure that the Company may be impacted by inflationary pressures. Please provide disclosure to identify actions planned or taken, if any, to mitigate said inflationary pressures.

Management's discussion and analysis of financial condition and results of operations
Non-GAAP measures, page 96

4.   We note the adjustments for legal costs in your reconciliations of Non-GAAP net income and Adjusted EBITDA. Please disclose and discuss the specific facts and circumstances related to these costs and the reason why you believe eliminating them in your Non-GAAP financial measures is meaningful and appropriate.

5.   Please disclose how you determined the tax adjustments related to Non-GAAP net income, specifically address why the tax adjustment for FY 2022 appears to be significantly below the statutory tax rate applied to the related non-GAAP adjustments.

Comparison of the three-month periods ended July 1, 2022 and July 2, 2021, page 98

6.   Please quantify how much of the increase in revenue was due to billings associated with higher freight and logistics costs.

Comparison of the fiscal years ended March 31, 2022, 2021, and 2020, page 99

7.   Please clarify or revise the following inconsistent disclosures related to selling, general and administrative expenses:
- Selling, general and administrative expenses **decreased** as a percent of revenue to 5% over fiscal year 2022, from 5% over fiscal year 2021; and
- The **increase** in selling, general and administrative expenses was primarily the result of a $3.6 million **decrease** in bad debt reserve charge recognized during fiscal year 2022 compared to the prior year, coupled with $2.5 million **decrease** in amortization of intangible assets during the same period due to certain intangibles now being fully amortized.

Critical accounting policies and significant management estimates
Product warranty, page 108

8.   Please quantify the impact that the changes in assumptions related to warranties had on operating results during each period.

Combined Financial Statements
12. Subsequent events, page F-33

9.   In regard to the equity awards, please explain to us how you considered the transaction

with TPG and the anticipated IPO price in determining the fair values of the awards.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Lindsey A. Smith